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Exhibit 12.1

FIVE STAR QUALITY CARE, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year ended December 31,
	2012	2011	2010	2009	2008
Consolidated earnings	$140,959	$193,007	$192,977	$177,884	$137,703
Consolidated fixed charges	122,205	176,212	166,062	134,039	127,451
Ratio of consolidated earnings to fixed charges	1.2x	1.1x	1.2x	1.3x	1.1x
Calculation of consolidated earnings:
Income from continuing operations before income tax	$19,070	$16,934	$26,914	$43,711	$10,252
Equity in (earnings) losses of Affiliates Insurance Company	(316)	(139)	1	134	—
Fixed charges	122,205	176,212	166,062	134,039	127,451

Consolidated earnings	$140,959	$193,007	$192,977	$177,884	$137,703

Calculation of consolidated fixed charges:
Interest expense	$6,390	$4,171	$2,945	$4,235	$6,070
Amortization of debt discounts / premium	206	83	—	—	34
Amortization of deferred finance costs	107	123	100	130	233
Estimated interest component of rent expense	115,502	171,835	163,017	129,674	121,114

Fixed charges	$122,205	$176,212	$166,062	$134,039	$127,451

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  Exhibit 12.1
FIVE STAR QUALITY CARE, INC. Computation of Ratio of Earnings to Fixed Charges (in thousands except ratios)